UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Virgin Galactic Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92766K106

(CUSIP Number)

James Cahillane

c/o Virgin Management USA, Inc.

65 Bleecker Street, 6th Floor,

New York, NY 10012

(212) 497-9050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Vieco 10 Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Bristish Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 77,290,438
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 77,290,438

11	Aggregate Amount Beneficially Owned by Each Reporting Person 77,290,438
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.7%
14	Type of Reporting Person CO

1	Names of Reporting Persons Virgin Investments Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 77,290,438
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 77,290,438

11	Aggregate Amount Beneficially Owned by Each Reporting Person 77,290,438
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.7%
14	Type of Reporting Person CO

1	Names of Reporting Persons Virgin Group Investments LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 77,290,438
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 77,290,438

11	Aggregate Amount Beneficially Owned by Each Reporting Person 77,290,438
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.7%
14	Type of Reporting Person OO (Limited liability company)

1	Names of Reporting Persons Corvina Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 77,290,438
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 77,290,438

11	Aggregate Amount Beneficially Owned by Each Reporting Person 77,290,438
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.7%
14	Type of Reporting Person CO

1	Names of Reporting Persons Virgin Group Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 77,290,438
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 77,290,438

11	Aggregate Amount Beneficially Owned by Each Reporting Person 77,290,438
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.7%
14	Type of Reporting Person CO

1	Names of Reporting Persons Sir Richard Branson
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 77,290,438
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 77,290,438

11	Aggregate Amount Beneficially Owned by Each Reporting Person 77,290,438
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.7%
14	Type of Reporting Person IN

Explanatory Note

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the Schedule 13D filed with United States Securities and Exchange Commission on November 4, 2019 (as amended to date, the “Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Virgin Galactic Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On June 2, 2020, Vieco 10 Limited (“V10”) entered into a Distribution Agency Agreement (the “June Distribution Agency Agreement”) with Credit Suisse Securities (USA) LLC (the “Sales Agent”) pursuant to which V10 agreed to sell from time to time through the Sales Agent, as sales agent and/or principal, up to 12,500,000 shares of Common Stock held by V10, subject to the terms of the June Distribution Agency Agreement.

Following the entry into the June Distribution Agency Agreement, on June 2, 2020, the Reporting Persons agreed to sell 12,330,000 shares of Common Stock held by V10 at a price of $15.05 per share to the Sales Agent pursuant to the terms of the June Distribution Agency Agreement. The sale was consummated on June 5, 2020.

This description of the June Distribution Agency Agreement does not purport to be complete and is qualified in its entirety by the full text of the June Distribution Agency Agreement, the form of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) - (b) of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 210,403,856 shares of Common Stock outstanding as of May 5, 2020:

Reporting Person(1)	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Vieco 10 Limited	77,290,438	36.7%	0	77,290,438	0	77,290,438
Virgin Investments Limited	77,290,438	36.7%	0	77,290,438	0	77,290,438
Virgin Group Investments, LLC	77,290,438	36.7%	0	77,290,438	0	77,290,438
Corvina Holdings Limited	77,290,438	36.7%	0	77,290,438	0	77,290,438
Virgin Group Holdings Limited	77,290,438	36.7%	0	77,290,438	0	77,290,438
Sir Richard Branson	77,290,438	36.7%	0	77,290,438	0	77,290,438

(1)

Does not include shares held by SCH Sponsor Corp. (the “Sponsor”) and Chamath Palihapitiya. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by the Sponsor and Mr. Palihapitiya.

V10 is the record holder of the securities reported herein. The majority owner of V10 is VIL, whose sole shareholder is VGIL, whose sole managing member is Corvina, whose sole shareholder is VGHL. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities held of record by V10.

Sir Richard Branson owns and has the ability to appoint and remove the management of VGHL and, as such, may indirectly control the decisions of VGHL regarding the voting and disposition of securities owned by VGHL. Therefore, Sir Richard Branson may be deemed to have indirect beneficial ownership of the securities owned by VGHL.

Item 5(c) of the Schedule 13D is amended and supplemented by inserting the following information:

In addition to the transaction described in Item 4, from the date of the most recent amendment to this Schedule 13D through June 2, 2020, V10 disposed of 170,000 shares of Common Stock at a weighted average price per share $16.2426. The sales were made at prices ranging from $16.13 to $16.85 per share in open market transactions on the New York Stock Exchange. The Reporting Persons undertake to provide, upon request by the staff of the Securities and Exchange Commission, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for this transaction.

(d) None.

(e) None.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

Item 4, as amended, summarizes certain provisions of the June Distribution Agency Agreement and is incorporated herein by reference. The form of Distribution Agency Agreement is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

10	Form of Distribution Agency Agreement (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (File No. 333-237961) filed on May 14, 2020).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2020

VIECO 10 LIMITED

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Director

VIRGIN INVESTMENTS LIMITED

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact

VIRGIN GROUP INVESTMENTS LLC

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact

CORVINA HOLDINGS LIMITED

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact

VIRGIN GROUP HOLDINGS LIMITED

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact

SIR RICHARD BRANSON

By:	/s/ James Cahillane
Name:	James Cahillane
Title:	Attorney-in-fact